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                                                                         EX-99.0

           MULTIPLE CLASS (RULE 18f-3) PLAN FOR HEWITT SERIES TRUST

Hewitt Money Market Fund (the "Fund"), the sole series of Hewitt Series Trust (the "Trust"), offers two classes of shares with the following provisions and offering characteristics. Additional classes of shares (such classes being shares having characteristics referred to in Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act")), when created, may have characteristics that differ from those described.

I.   CLASSES

     A.   Administrative Shares

          1. Administrative Shares are offered for sale to individual investors, individual retirement accounts and to other investors. The Trust has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan") to finance the distribution of Administrative Shares. Under the Plan, the Fund is authorized to bear distribution expenses at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Administrative Shares, for services rendered in connection with the sale and distribution of Administrative Shares, as described in the Fund's prospectus.

     B.   Institutional Shares

          1. Institutional Shares are offered for sale to employee benefit plans. The Trust has not adopted any plan pursuant to Rule 12b-1 with respect to Institutional Shares.

II.  CLASS EXPENSES

     A.   12b-1 Distribution Plan

          1. Each class bears the expenses incurred in connection with any plan pursuant to Rule 12b-1 adopted with respect to such class.

     B.   Other Class Specific Expenses

          1. Each class bears different shareholder servicing fees pursuant to separate Shareholder Servicing Agreements. The fee borne by Administrative Shares is paid monthly to Hewitt Services LLC and calculated at an annual rate of 0.25% of the average daily net assets of Administrative Shares. This fee is paid for services rendered by Hewitt Services LLC in connection with maintaining records showing the number of Administrative Shares owned by IRAs and other investors, and for sending shareholder communications relating to the Fund to the holders of such Administrative
               Shares. The fee borne by Institutional Shares is paid monthly to Hewitt Associates LLC and calculated at an annual rate of 0.20%
               of the average daily net assets of Institutional Shares. This fee is paid for services
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               rendered by Hewitt Associates LLC in connection with receiving on behalf of the transfer agent orders by employee benefit plans to purchase and redeem Institutional Shares, for maintaining records showing the number of Institutional Shares allocable to individual participants in those plans, and for sending shareholder communications relating to the Fund to plan participants.

          2.   There currently are no other class specific expenses.

III. EXPENSE ALLOCATED METHOD

          All income, realized and unrealized capital gains and losses and expenses not assigned to a class will be allocated to each class based on the relative net assets of each class.

IV. VOTING RIGHTS

     A. Each class will have exclusive voting rights on any matter submitted to its shareholders that relates solely to its class arrangement.

     B. Each class will have separate voting rights on any matter submitted to shareholders where the interests of one class differ from the interests of any other class.

     C. In all other respects, each class has the same rights and obligations as each other class.

V.  EXPENSE WAIVERS OR REIMBURSEMENTS

          Any expense waivers or reimbursements will be in compliance with Rule 18f-3 under the 1940 Act.